 Freedom Environmental Services, Inc.
7380 W Sand Lake Rd # 543
Orlando, FL 32819
 (407) 658-6100

September 23, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re:	Form 8-K Item 4.01 Filed May 18, 2009
Form 8-K/A Item 4.01 Filed June 15, 2009
File #0-53388

Dear Mr. Gordon:

1.	We revised the Form 8-K to include the following:

On August 11, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Lawrence Scharfman CPA PA because of the deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/DisciplinaryProceedings/2009/0811 Scharfman.pdf

As Lawrence Scharfman CPA PA is no longer registered with the PCAOB, we may not include Lawrence Scharfman CPA PA's audit reports or consents in our filings with the Securities and Exchange Commission.

2.
We have re-audited our report on Form 10-K for the year ended December 31, 2008 and filed an amendment on September 9, 2009.  We intend to further review the Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

The Company hereby acknowledges:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Borish
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Michael Borish
Chief Executive Officer